Mail Stop 4561

February 2, 2009

Mr. Michael J. Havala
Chief Financial Officer
First Industrial Realty Trust, Inc.
311 S. Wacker Drive
Suite 4000
Chicago, IL 60606

> **Re: First Industrial Realty Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 25, 2008**
> **Schedule 14A**
> **Filed April 10, 2008**
> **File No. 1-13102**

Dear Mr. Havala:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant